SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                 SCHEDULE 13e-3
                                 (Rule 13e-100)

                      (Transaction Statement under Section
                             13(e) of the Securities
                            Exchange Act of 1934 and
                             Rule 13e-3 thereunder)
                                (Amendment No. 4)

                      National Discount Brokers Group, Inc.
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                            (Name of Subject Company)

                                Deutsche Bank AG
                           Deutsche Acquisition Corp.

                                       and

                      National Discount Brokers Group, Inc.
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                      (Name of Filing Persons -- Offerors)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   635646 102
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                      (CUSIP Number of Class of Securities)

      Please send all notices
       and communications to:                        with copies to:
     Deutsche Acquisition Corp.                 Daniel S. Sternberg, Esq.
c/o Deutsche Bank AG New York Branch             William A. Groll, Esq.
        31 West 52nd Street                Cleary, Gottlieb, Steen & Hamilton
         New York, NY 10019                         One Liberty Plaza
     Attention: General Counsel                 New York, New York 10006
            212-469-5000                              212-225-2000
     ----------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

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                            Calculation of Filing Fee

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Transaction Valuation*                                 Amount of Filing Fee**
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   $950,604,214                                             $190,120.84
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*    Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 19,400,086 shares of common stock, par value $.01 per share ("Shares"), at a price per Share of $49.00 in cash. Such number of Shares represents the number of Shares outstanding as of October 20, 2000 on a fully-diluted basis, assuming the exercise of all options to purchase Shares outstanding as of such date, less the number of Shares already beneficially owned by Deutsche Bank AG.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $171,581.15.
         Form or Registration No.:  Schedule TO.
         Filing Party:  Deutsche Bank AG
         Date Filed:  October 24, 2000.

         Amount Previously Paid:  $18,539.69
         Form or Registration No.:  Schedule TO/A
         Filing Party:  Deutsche Bank AG
         Date Filed:  November 9, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [X] going-private transaction subject to Rule 13e-3.

         [X] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 4 (this "Amendment"), amends and supplements the joint Schedule 13E-3 Transaction Statement (as amended and supplemented, the "Schedule 13E-3") filed with the Securities and Exchange Commission on October 24, 2000, as previously amended, by Deutsche Bank AG, a banking company with limited liability organized under the laws of the Federal Republic of Germany ("Deutsche Bank"), Deutsche Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Deutsche Bank ("Purchaser"), and National Discount Brokers Group, Inc., a Delaware corporation ("NDB") relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share ("Shares"), of NDB at $49.00 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 24, 2000 (the "Offer to Purchase"), and in the related letter of transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer"), which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. This Amendment is being filed on behalf of Deutsche Bank, Purchaser and NDB.

         Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-3.

         The Schedule 13E-3 is hereby amended and supplemented by adding the following:

         The Offer expired at 12:00 midnight, New York City time, on Tuesday, November 21, 2000. Pursuant to the Offer and based upon the report of the Depositary, Purchaser has accepted for payment 15,950,802 Shares tendered by physical or book entry delivery and 889,501 Shares tendered by guaranteed delivery. Together with the Shares already held by Parent or its affiliates, Purchaser now owns 20,190,303 Shares representing approximately 96.1% of the outstanding Shares. On November 22, 2000, Deutsche Bank and NDB issued a press release announcing the successful completion of the tender offer and that it expects to complete the merger of Purchaser into NDB shortly.

         The full text of the press release issued by Deutsche Bank on November 22, 2000 is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.

ITEM 12  EXHIBITS.

(a)(1)(J) Text of press release issued by Deutsche Bank on November 22, 2000.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                        DEUTSCHE BANK AG


                                        By /s/ Thomas A. Curtis
                                           --------------------
                                        Name:  Thomas A. Curtis
                                        Title: Attorney-in-Fact

                                        DEUTSCHE ACQUISITION CORP.


                                        By /s/ Thomas A. Curtis
                                           --------------------
                                        Name:  Thomas A. Curtis
                                        Title: Vice President

                                        By /s/ James T. Byrne, Jr.
                                           -----------------------
                                        Name:  James T. Byrne, Jr.
                                        Title: Secretary

                                        NATIONAL DISCOUNT BROKERS GROUP, INC.

                                        By /s/ Frank E. Lawatsch, Jr.
                                           --------------------------
                                        Name:  Frank E. Lawatsch, Jr.
                                        Title: Executive Vice President,
                                               Secretary and General Counsel


Dated: November 22, 2000

                                INDEX TO EXHIBIT

The following item (a)(1)(J) is hereby added to the Index of Exhibits:

Exhibit Number     Description

 (a)(1)(J) Text of press release issued by Deutsche Bank on November 22, 2000.